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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MEEMIC HOLDINGS, INC.
(Name of Subject Company (Issuer))

PROASSURANCE CORPORATION
PROFESSIONALS GROUP, INC.
PRONATIONAL INSURANCE COMPANY, INC.
MEEMIC MERGER CORP.
DR. A. DERRILL CROWE
(Name of Filing Persons (Offerors))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

585135106
(CUSIP Number of Class of Securities)

Victor T. Adamo
President
ProAssurance Corporation
100 Brookwood Place, Suite 500
Birmingham, Alabama 35209-6811
(205) 877-4400
(Name, Address and Telephone No. of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

with copies to:

Mark A. Metz, Esq.	Jack Stephenson, Esq.
Dykema Gossett PLLC	Burr & Forman LLP
400 Renaissance Center	420 North 20th Street, Suite 3100
Detroit, Michigan 48243	Birmingham, AL 35203
(313) 568-5434	(205) 458-5201

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fees**

$33,412,022	$3,073.91

*
Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was determined by multiplying 1,073,518 shares of common stock, no par value, of MEEMIC Holdings, Inc. by $29.00 per share and multiplying 120,000 shares of common stock for each Company Option outstanding by $19.00 which represents the difference between the $29.00 and the exercise price of $10.00 for the options. Such number of shares represents the 6,683,353 shares outstanding as of July 30, 2002, less the 5,610,045 shares of common stock of MEEMIC Holdings, Inc. beneficially owned by ProNational Insurance Company on that date, which shares are not subject to the going-private transaction.
**
The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals .0092 percent of the value of the transaction.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$3,073.91	Filing Party:	MEEMIC Holdings, Inc.
Form or Registration No.:	PREM 14A	Date Filed:	July 30, 2002
File Number:	001-14673
  ☐
  Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
☐
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☒
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by MEEMIC Holdings, Inc., a Michigan corporation (the "Company"), to purchase all of the outstanding shares of common stock, no par value per share (the "Common Stock" or the "Shares"), of the Company that are not already owned by ProNational Insurance Company ("ProNational") at a purchase price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002, as amended by the Supplement thereto dated January 9, 2003 (the "Supplement", and the Offer to Purchase as amended by the Supplement is hereinafter referred to as the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). This Schedule TO is being filed by ProAssurance Corporation ("ProAssurance"), Professionals Group, Inc. ("Professionals Group"), ProNational Insurance Company, Inc. ("ProNational"), Meemic Merger Corp. ("Merger Sub"), and Dr. A. Derrill Crowe ("Dr. Crowe") (each a "Co-Bidder" and collectively, the "Co-Bidders") who, by virtue of their relationship with the Company, are considered by the Securities and Exchange Commission to be co-bidders in the Offer. There are currently 6,672,343 shares of Common Stock of the Company issued and outstanding, including the 5,610,045 issued and outstanding shares owned by ProNational. ProNational's shares will not be tendered pursuant to the Offer. This Schedule TO is being filed in conjunction with the Tender Offer Statement on Schedule TO of the Company dated December 23, 2002, as amended by Amendment No. 1 thereto dated January 9, 2003 (together, the "Company's Schedule TO"), relating to the Offer.

Item 1.    SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2.    SUBJECT COMPANY INFORMATION.

(a)	NAME AND ADDRESS. The name of the subject company is MEEMIC Holdings, Inc., a Michigan corporation. The Company's principal executive offices are located at 691 North Squirrel Road, Suite 100, Auburn Hills, Michigan 48326, and its telephone number is (888) 463-3642. The information set forth in the Offer to Purchase under Section 19 ("Subject Company Information") is incorporated herein by reference.
(b)	SECURITIES. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.
(c)
TRADING MARKET AND PRICE. The information set forth in the Offer to Purchase under Section 6 ("Market Price of MEEMIC Holdings Common Stock and Dividend Information") is incorporated herein by reference.

Item 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b)	NAME AND ADDRESS; BUSINESS AND BACKGROUND OF ENTITIES. The information set forth in the Offer to Purchase under Section 20 ("Identity and Background of Certain Persons") and in Appendix C to the Offer to Purchase is incorporated herein by reference.

(c)
BUSINESS AND BACKGROUND OF NATURAL PERSONS. The address of each of the directors and officers of the Company (other than Dr. Crowe) is c/o 691 N. Squirrel Road, Suite 100, Auburn Hills, Michigan 48326. The address of Dr. Crowe and each of the other directors and officers of ProAssurance is c/o ProAssurance Corporation, 100 Brookwood Place, Birmingham, Alabama 35209. The address of each of the directors and officers of Professionals Group, ProNational and Merger Sub is c/o ProNational Insurance Company, 2600 Professionals Drive, Okemos, Michigan 48805-0150.
The information set forth in Appendix C to the Offer to Purchase is incorporated herein by reference.

Item 4.    TERMS OF THE TRANSACTION.

(a)	MATERIAL TERMS
(a)(1)	TENDER OFFERS.
(a)(1)(i)	SECURITIES. The information set forth in the Offer to Purchase under "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.
(a)(1)(ii)	CONSIDERATION. The information set forth in the Offer to Purchase under "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.
(a)(1)(iii)	SCHEDULED EXPIRATION DATE. The information set forth in the Offer to Purchase under "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.
(a)(1)(iv)	SUBSEQUENT OFFERING PERIOD. Not applicable.
(a)(1)(v)	EXTENSION OF OFFER. The information set forth in the Offer to Purchase under Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.
(a)(1)(vi)	WITHDRAWAL RIGHTS. The information set forth in the Offer to Purchase under Section 4 ("Withdrawal Rights") is incorporated herein by reference.
(a)(1)(vii)	PROCEDURES. The information set forth in the Offer to Purchase under Section 3 ("Procedures for Tendering Shares") and Section 4 ("Withdrawal Rights") is incorporated herein by reference.
(a)(1)(viii)	ACCEPTANCE. The information set forth in the Offer to Purchase under Section 2 ("Acceptance for Payment and Payment for Shares") is incorporated herein by reference.
(a)(1)(ix)
PRO RATA. The Company is offering to purchase all of the outstanding Shares of common stock of the Company. ProNational has agreed with the Company that it will not tender any Shares pursuant to the Offer. Thus, the Company does not believe that its offer for tenders will be oversubscribed and has no plans to accept the securities referenced in Item 2(b) of this Schedule TO on a pro rata basis.
(a)(1)(x)
MATERIAL DIFFERENCES. The information set forth in the Offer to Purchase under "Summary Term Sheet," Section 5 ("Certain Federal Income Tax Consequences") and Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.
(a)(1)(xi)	ACCOUNTING TREATMENT. The information set forth in the Offer to Purchase under Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.

(a)(1)(xii)	INCOME TAX CONSEQUENCES. The information set forth in the Offer to Purchase under Section 5 ("Certain Federal Income Tax Consequences") is incorporated herein by reference.
(a)(2)	MERGERS OR SIMILAR TRANSACTIONS.
(a)(2)(i)	TRANSACTION DESCRIPTION. The information set forth in the Offer to Purchase under "Summary Term Sheet" and Section 18 ("The Merger Agreement") is incorporated herein by reference.
(a)(2)(ii)	CONSIDERATION. The information set forth in the Offer to Purchase under "Summary Term Sheet" and Section 18 ("The Merger Agreement") is incorporated herein by reference.
(a)(2)(iii)
REASONS FOR TRANSACTION. The information set forth in the Offer to Purchase under "Summary Term Sheet," Section 11 ("Background of the Offer and Merger"), Section 12 ("Purposes of the Offer") and Section 13 ("Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement") is incorporated herein by reference.
(a)(2)(iv)
VOTE REQUIRED FOR APPROVAL. The information set forth in the Offer to Purchase under Section 18 ("The Merger Agreement") is incorporated herein by reference. On December 10, 2002, at the annual meeting of shareholders of the Company, the required approval was received.
(a)(2)(v)
DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information set forth in the Offer to Purchase under "Summary Term Sheet," Section 5 ("Certain Federal Income Tax Consequences") and Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.
(a)(2)(vi)	ACCOUNTING TREATMENT. The information set forth in the Offer to Purchase under Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.
(a)(2)(vii)	INCOME TAX CONSEQUENCES. The information set forth in the Offer to Purchase under Section 5 ("Certain Federal Income Tax Consequences") is incorporated herein by reference.

Item 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	TRANSACTIONS. Not applicable.
(b)	SIGNIFICANT CORPORATE EVENTS. The information set forth in the Offer to Purchase under Section 11 ("Background of the Offer and Merger").

Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	PURPOSES. The information set forth in the Offer to Purchase under "Summary Term Sheet," Section 11 ("Background of the Offer and Merger"), Section 12 ("Purposes of the Offer") and Section 13 ("Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement") is incorporated herein by reference.
(b)	USE OF SECURITIES ACQUIRED. The information set forth in the Offer to Purchase under Section 12 ("Purposes of the Offer") and Section 18 ("The Merger Agreement") is incorporated herein by reference.

(c)
PLANS. The information set forth in the Offer to Purchase under Section 12 ("Purposes of the Offer"), Section 15 ("Plans for MEEMIC Holdings After the Merger"), Section 17 ("Certain Effects of the Offer and Merger") and Section 18 ("The Merger Agreement") is incorporated herein by reference.

Item 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b)	SOURCE OF FUNDS; CONDITIONS. The information set forth in the Offer to Purchase under Section 7 ("Sources of Funds; Fees and Expenses").
(d)	BORROWED FUNDS. Not applicable.

Item 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	SECURITIES OWNERSHIP. The information set forth in the Offer to Purchase under Section 21 ("Security Ownership of Management and Certain Beneficial Ownership").
(b)	SECURITIES TRANSACTIONS. The information set forth in the Offer to Purchase under Section 22 ("Certain Transactions in the Common Stock") is incorporated herein by reference.

Item 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	SOLICITATIONS OR RECOMMENDATIONS. The information set forth in the Offer to Purchase under Section 7 ("Sources of Funds; Fees and Expenses) and Section 14 ("Opinion of the Financial Advisor to the Exploratory Committee") is incorporated herein by reference.

Item 10.    FINANCIAL STATEMENTS.

(a)	FINANCIAL INFORMATION. Because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding Shares, the financial statements of the Company and the Co-Bidders are not material pursuant to Instruction 2 to Item 1010 of Regulation M-A.
(b)
PRO FORMA INFORMATION. Because the Offer is not a negotiated third-party cash tender offer in which securities will be offered in a subsequent merger or other transaction, pro forma financial information is not material pursuant to Instruction 5 to Item 1010 of Regulation M-A.

Item 11.    ADDITIONAL INFORMATION.

(a)	AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS. The information set forth in the Offer to Purchase under Section under "Introduction," Section 1 ("Terms of the Offer; Expiration Date"), Section 9 ("Shareholder Litigation"), Section 10 ("Miscellaneous"), Section 12 ("Purposes of the Offer"), Section 15 ("Plans for MEEMIC Holdings After the Merger"), Section 17 ("Certain Effects of the Offer and Merger") and Section 18 ("The Merger Agreement") is incorporated herein by reference.
(b)
OTHER MATERIAL INFORMATION. The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

Item 12.    EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated December 23, 2002, as previously filed with the Securities and Exchange Commission with the Company's Schedule TO, is incorporated herein by reference.
(a)(1)(B)	Letter of Transmittal, dated December 23, 2002, as previously filed with the Securities and Exchange Commission with the Company's Schedule TO, is incorporated herein by reference.
(a)(1)(C)	Notice of Guaranteed Delivery as previously filed with the Securities and Exchange Commission with the Company's Schedule TO, is incorporated herein by reference.
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees as previously filed with the Securities and Exchange Commission with the Company's Schedule TO, is incorporated herein by reference.
(a)(1)(E)
Form of Letter to be used by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to their clients as previously filed with the Securities and Exchange Commission with the Company's Schedule TO, is incorporated herein by reference.
(a)(1)(F)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 as previously filed with the Securities and Exchange Commission with the Company's Schedule TO, is incorporated herein by reference.
(a)(1)(G)
Press release issued by MEEMIC Holdings, Inc., dated December 23, 2002, announcing the commencement of the Offer as previously filed with the Securities and Exchange Commission with the Company's Schedule TO, is incorporated herein by reference.
(a)(1)(H)	Shareholder Letter, dated December 23, 2002, as previously filed with the Securities and Exchange Commission with the Company's Schedule TO, is incorporated herein by reference.
(a)(1)(I)
Supplement to Offer to Purchase, dated January 9, 2003, as previously filed with the Securities and Exchange Commission with Amendment No. 1 to the Company's Schedule TO, is incorporated herein by reference.
(b)	Not applicable.
(d)	The Merger Agreement as amended (included as Appendix A to the Proxy Statement, as previously filed with the Securities and Exchange Commission), is incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies as of January 9, 2003 that the information set forth in this statement is true, complete and correct.

PRONATIONAL INSURANCE COMPANY
By:	/s/ VICTOR T. ADAMO Victor T. Adamo Chief Executive Officer
MEEMIC MERGER CORP.
By:	/s/ VICTOR T. ADAMO Victor T. Adamo Incorporator
PROASSURANCE CORPORATION
By:	/s/ VICTOR T. ADAMO Victor T. Adamo President
PROFESSIONALS GROUP, INC.
By:	/s/ VICTOR T. ADAMO Victor T. Adamo Chief Executive Officer
/s/ A. DERRILL CROWE A. Derrill Crowe

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SCHEDULE TO
  Item 1. SUMMARY TERM SHEET.
  Item 2. SUBJECT COMPANY INFORMATION.
  Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  Item 4. TERMS OF THE TRANSACTION.
  Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  Item 10. FINANCIAL STATEMENTS.
  Item 11. ADDITIONAL INFORMATION.
  Item 12. EXHIBITS.
SIGNATURE